SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          Transfinancial Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   000089365P1
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

--------------------------------                   ----------------------------
CUSIP No.  000089365P1                              Page 2 of 8
--------------------------------                   ----------------------------

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    TJS Partners, L.P.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF             7        SOLE VOTING POWER           0
    SHARES            ---------------------------------------------------------
    BENEFICIALLY          8        SHARED VOTING POWER         0
    OWNED BY          ---------------------------------------------------------
    EACH                  9        SOLE DISPOSITIVE POWER      0
    REPORTING         ---------------------------------------------------------
    PERSON WITH          10        SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                    ------------------------------
CUSIP No.  000089365P1                            Page 3 of 8
-----------------------------                    ------------------------------
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    TJS Management, L.P.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF             7        SOLE VOTING POWER           0
    SHARES            ---------------------------------------------------------
    BENEFICIALLY          8        SHARED VOTING POWER         0
    OWNED BY          ---------------------------------------------------------
    EACH                  9        SOLE DISPOSITIVE POWER      0
    REPORTING         ---------------------------------------------------------
    PERSON WITH          10        SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                    ------------------------------
CUSIP No.  000089365P1                            Page 4 of 8
-----------------------------                    ------------------------------
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    TJS Corporation
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF             7        SOLE VOTING POWER           0
    SHARES            ---------------------------------------------------------
    BENEFICIALLY          8        SHARED VOTING POWER         0
    OWNED BY          ---------------------------------------------------------
    EACH                  9        SOLE DISPOSITIVE POWER      0
    REPORTING         ---------------------------------------------------------
    PERSON WITH          10        SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                    ------------------------------
CUSIP No.  000089365P1                            Page 5 of 8
-----------------------------                    ------------------------------
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Thomas J. Salvatore
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                     |_|
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF             7        SOLE VOTING POWER           0
    SHARES            ---------------------------------------------------------
    BENEFICIALLY          8        SHARED VOTING POWER         0
    OWNED BY          ---------------------------------------------------------
    EACH                  9        SOLE DISPOSITIVE POWER      0
    REPORTING         ---------------------------------------------------------
    PERSON WITH          10        SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------

     The Statement on Schedule 13D, dated October 2, 1998, as heretofore amended through Schedule 13D/A, Amendment No. 7 dated August 17, 1998 (as amended the "Schedule 13D"), which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Transfinancial Holdings, Inc. (previously named Anuhco, Inc.), a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D/A, Amendment No. 8, relates to the Shares of the Company.

     The address of the Company's principal executive offices are located at 8245 Nieman Road, Suite 100, Lenexa, KS 66214.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following thereto:

     On September 30, 1998, the Partnership sold to George Crouse an aggregate of 881,550 Shares then owned by the Partnership (the "Partnership Shares") pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated August 14, 1998 between the Partnership and George Crouse, a copy of which is filed as Exhibit 1 to Amendment No. 7 this Schedule 13D. The Partnership is no longer beneficial owner of any Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by adding the following thereto:

     As of the date of this Amendment No. 8 to Schedule 13D, the Partnership is not the direct beneficial owner of any Shares.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following thereto:

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1998


                                         TJS PARTNERS, L.P.

                                          By: TJS MANAGEMENT, L.P., as
                                               General Partner


                                             By: /S/ THOMAS J. SALVATORE
                                                --------------------------
                                                Thomas J. Salvatore, as
                                                General Partner


                                         TJS MANAGEMENT, L.P.


                                          By: /S/ THOMAS J. SALVATORE
                                            ---------------------------
                                             Thomas J. Salvatore, as
                                             General Partner


                                         TJS CORPORATION


                                          By: /S/ THOMAS J. SALVATORE
                                            --------------------------
                                             Thomas J. Salvatore
                                             President


                                         /S/ THOMAS J. SALVATORE
                                        ---------------------------
                                        Thomas J. Salvatore

                                                                   Schedule A


The following table sets forth certain information concerning the Shares sold by the Partnership during the 60 days preceding September 30, 1998 and subsequently to the date hereof. All such Shares were sold pursuant to the Stock Purchase Agreement.


                                                                Approximate
                                                                Sale Price
                                                                Per Share
                                                                (Exclusive of
Date of Sale              Number of Shares Sold                 Commissions)

9/25/98                             881,500                       $9.125